SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

Barfresh Food Group Inc.

(Name of Issuer)

Common Stock, $0.000001 par value

(Title of Class of Securities)

067532101

(CUSIP Number)

Ibex Investors LLC

260 N. Josephine Street, Suite 300

Denver, CO 80206

Attention: Justin B. Borus

Telephone: (303) 500-8821

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 23, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 067532101

1.	Names of Reporting Persons

Ibex Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	16,245,766

	8. SHARED VOTING POWER	0

	9. SOLE DISPOSITIVE POWER	16,245,766

	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,245,766

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

11.2%

14.	Type of Reporting Person (See Instructions)

OO

Page 2 of 9 pages

CUSIP No. 067532101

1.	Names of Reporting Persons

Justin B. Borus

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF, PF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	22,674,337

	8. SHARED VOTING POWER	0

	9. SOLE DISPOSITIVE POWER	22,674,337

	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

22,674,337

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

15.4%

14.	Type of Reporting Person (See Instructions)

IN

Page 3 of 9 pages

CUSIP No. 067532101

1.	Names of Reporting Persons

Ibex Microcap Fund LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	16,242,766

	8. SHARED VOTING POWER	0

	9. SOLE DISPOSITIVE POWER	16,242,766

	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,242,766

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

11.2%

14.	Type of Reporting Person (See Instructions)

PN

Page 4 of 9 pages

CUSIP No. 067532101

1.	Names of Reporting Persons

Lazarus Macro Micro Partners LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	3,000

	8. SHARED VOTING POWER	0

	9. SOLE DISPOSITIVE POWER	3,000

	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,000

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

0.002%

14.	Type of Reporting Person (See Instructions)

PN

Page 5 of 9 pages

CUSIP No. 067532101

1.	Names of Reporting Persons

Ibex Investment Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	16,245,766

	8. SHARED VOTING POWER	0

	9. SOLE DISPOSITIVE POWER	16,245,766

	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,245,766

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

11.2%

14.	Type of Reporting Person (See Instructions)

OO

Page 6 of 9 pages

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3” or this “Statement”) is being filed with respect to the beneficial ownership of Common Stock, par value $0.000001 per share (the “Common Stock”), of Barfresh Food Group Inc. (the “Issuer”). This Amendment No. 3 supplements Item 4 and amends and restates in its entirety Item 5 of the Schedule 13D originally filed on March 23, 2020, as amended (the “Existing 13D”).

ITEM 4.	Purpose of Transaction.

Per the terms of the SPA (as defined in the Existing 13D), as of September 23, 2020, automatically, and for no additional consideration: (1) Mr. Borus became entitled to an additional 1,285,714 shares of Common Stock (such that the blended price for the 3,000,000 shares reported in the Existing 13D and the additional 1,285,714 shares reported in this Amendment No. 3 is $0.35 per share); (2) Mr. Borus became entitled to an additional 642,857 warrants to purchase Common Stock at an exercise price of $0.45 per share; and (3) the exercise price of the 1,500,000 warrants reported in the Existing 13D has been reset to $0.45 per share.

ITEM 5.	Interest in Securities of the Issuer.

(a)       As of the Event Date of September 23, 2020 and as of September 28, 2020 (the filing date of this Amendment No. 3), the Reporting Persons beneficially own:

(i)	The Fund directly owns 14,442,766 shares of Common Stock and warrants to purchase 1,800,000 shares of Common Stock, representing 11.2% of all of the outstanding shares of Common Stock.

(ii)	Macro Micro Partners directly owns 3,000 shares of Common Stock, representing 0.002% of all of the outstanding shares of Common Stock.

(iii)	Mr. Borus directly beneficially owns 4,285,714 shares of Common Stock and warrants to purchase 2,142,857 shares of Common Stock, representing 4.4% of all of the outstanding shares of Common Stock.

(iv)	The Investment Manager, as the investment manager and general partner of the Fund and Macro Micro Partners, may be deemed to beneficially own the 14,445,766 shares of Common Stock held by the Fund and Macro Micro Partners and the warrants to purchase 1,800,000 shares of Common Stock held by the Fund, representing 11.2% of all of the outstanding shares of Common Stock.

(v)	IM Holdings, as the sole member of the Investment Manager, may be deemed to beneficially own the 14,445,766 shares of Common Stock held by the Fund and Macro Micro Partners and the warrants to purchase 1,800,000 shares of Common Stock held by the Fund, representing 11.2% of all of the outstanding shares of Common Stock.

Page 7 of 9 pages

(vi)	Mr. Borus, as the manager of the Investment Manager and IM Holdings, may be deemed to beneficially own the 14,445,766 shares of Common Stock held by the Fund and Macro Micro Partners and the warrants to purchase 1,800,000 shares of Common Stock held by the Fund, representing 11.2% of all of the outstanding shares of Common Stock. Together with the securities beneficially owned directly by Mr. Borus as set forth in clause (iii) above, Mr. Borus may be deemed to beneficially own 18,731,480 shares of Common Stock and warrants to purchase 3,942,857 shares of Common Stock, representing 15.4% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership of any shares of Common Stock other than the shares beneficially owned directly by such Reporting Person.

The foregoing percentages set forth in this response are based on 143,643,146 shares of Common Stock outstanding as of July 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 13, 2020.

(b)       The Fund has, and each of the Investment Manager, IM Holdings and Mr. Borus may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of 14,442,766 shares of Common Stock and warrants to purchase 1,800,000 shares of Common Stock reported herein. Macro Micro Partners has, and each of the Investment Manager, IM Holdings and Mr. Borus may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of 3,000 shares of Common Stock reported herein. Mr. Borus has the power to vote or direct the vote of and to dispose or direct the disposition of 4,285,714 shares of Common Stock and warrants to purchase 2,142,857 shares of Common Stock reported herein.

(c)       Other than as set forth in Item 4, no transactions in the Common Stock have been effected by any Reporting Person in the last sixty (60) days.

(d)       Not applicable.

(e)       Not applicable.

Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: September 28, 2020

Justin B. Borus

Ibex Investors LLC

Ibex Microcap Fund LLLP

Lazarus Macro Micro Partners LLLP

Ibex Investment Holdings LLC

By:	/s/ Justin B. Borus
Justin B. Borus, for himself and as the Manager of each of IM Holdings and the Investment Manager (for itself and on behalf of the Fund and Macro Micro Partners)

Page 9 of 9 pages